

May 10, 2022

Craig S. Tyle
General Counsel
Franklin Templeton Holdings Trust
c/o Franklin Holdings, LLC
One Franklin Parkway
San Mateo, CA 94403-1906

Re: Franklin Templeton Holdings Trust
Registration Statement on Form S-1
Filed April 25, 2022
File No. 333-264468

Dear Mr. Tyle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Geopolitical tensions or conflicts affecting significant gold producers could result in a decline, page 7

1.	Please place this risk factor in context by quantifying recent price volatility in the gold market generally and the LBMA Gold Price and, if known, the amount of gold production attributable to the six Russian refiners suspended from the Good Delivery List.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Craig S. Tyle
Franklin Templeton Holdings Trust
May 10, 2022
Page 2

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams, Acting Legal Branch Chief, at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Amy C. Fitzsimmons, Esq.